Blue Holdings, Inc.
5804 E. Slauson Ave.
Commerce, California 90040

October 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

                  Re:      Blue Holdings, Inc.
                           Registration Statement on Form SB-2
                           Registration Number:  333-128906

Ladies and Gentlemen:

Blue Holdings, Inc. (the "Company") hereby respectfully requests that the Company's Registration Statement on Form SB-2 (Registration Number 333-128906) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has determined not to pursue the proposed offering as described in the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act of 1933, as amended. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 323-725-5555.

Respectfully,

BLUE HOLDINGS, INC.


  /s/ Patrick Chow
-------------------------------------------
By:   Patrick Chow
Its:  Chief Financial Officer and Secretary